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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17 )*

PRG-SCHULTZ INTERNATIONAL, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69357C107
(CUSIP Number)
David Radunsky
Parkcentral Capital Management, L.P.
P.O. Box 269014
Plano, Texas 75206
(972) 535-1983
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 18, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Parkcentral Global Hub Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		674,107

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		674,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	674,107

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Parkcentral Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		674,107

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		674,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	674,107

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	7.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN/IA

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Petrus Securities, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		131,417

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		131,417

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	131,417

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Hill Air Company I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		131,417

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		131,417

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	131,417

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	69357C107

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Steven Blasnik

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		131,417

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		674,107

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		131,417

WITH	10	SHARED DISPOSITIVE POWER:

		674,107

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	805,524

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This Amendment No. 17 to Schedule 13D is filed jointly by and on behalf of Parkcentral Global Hub Limited (“Global Hub”), Parkcentral Capital Management, L.P. (“Capital Management”), Petrus Securities, L.P. (“Petrus”), Hill Air Company I, LLC (“Hill Air”), and Steven Blasnik to amend and supplement the Schedule 13D relating to shares of Common Stock, no par value per share, of PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation, filed by Parkcentral Global and Petrus with the Securities and Exchange Commission on November 8, 2005, as amended and/or supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2005, Amendment No. 2 to Schedule 13D filed with the Commission on December 12, 2005, Amendment No. 3 to Schedule 13D filed with the Commission on December 16, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on December 20, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on December 22, 2005, Amendment No. 6 to Schedule 13D filed with the Commission on December 28, 2005, Amendment No. 7 to Schedule 13D filed with the Commission on February 7, 2006, Amendment No. 8 to Schedule 13D filed with the Commission on March 27, 2006, Amendment No. 9 to Schedule 13D filed with the Commission on April 13, 2006, Amendment No. 10 to Schedule 13D filed with the Commission on May 15, 2006, Amendment No. 11 to Schedule 13D filed with the Commission on November 17, 2006, Amendment No. 12 to Schedule 13D filed with the Commission on November 29, 2006, Amendment No. 13 to Schedule 13D filed with the Commission on January 31, 2007, Amendment No. 14 to Schedule 13D filed with the Commission on February 5, 2007, Amendment No. 15 to Schedule 13D filed with the Commission on February 15, 2007, and Amendment No. 16 to Schedule 13D filed with the Commission on February 26, 2007 (as amended, the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer.
     Unchanged
Item 2. Identity and Background.
     Unchanged
Item 3. Source and Amount of Funds or Other Consideration.
     Unchanged
Item 4. Purpose of Transaction.
     Unchanged
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
     (a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this statement beneficially owned (identifying those shares which there is a right to acquire) by each reporting person is stated below.

	Aggregate Number of		Percentage of
	Shares of Common Stock		Common Stock
	Beneficially Owned		Beneficially Owned
Parkcentral Global Hub Limited	674,107	(1)	7.1
Parkcentral Capital Management, L.P.	674,107	(1)	7.1
Petrus Securities, L.P.	131,417	(1)	1.5
Hill Air Company I, LLC	131,417	(1)	1.5
Steven Blasnik	805,524	(1)	8.4

(1)	Represents shares of Common Stock that may be acquired within sixty days of the date hereof upon conversion of 10.0% Senior Convertible Notes Due 2011 of the issuer. The Senior Notes are convertible at the option of the holder at any time prior to maturity into shares of Common Stock at the then-effective conversion price for the Senior Notes, subject to the anti-dilution and other adjustments described in the Senior Notes. As of June 19, 2007, the effective conversion price for the Senior Notes was $6.50 per share of Common Stock, subject to the anti-dilution and other adjustments described in the Senior Notes.

Capital Management serves as an investment adviser and/or manager to other persons, including Global Hub. Capital Management may be deemed to beneficially own Senior Notes and shares of Common Stock owned and/or held by and/or for the account and/or benefit of other persons, including Global Hub.

Hill Air is denominated as a general partner of Petrus. Hill Air may be deemed to beneficially own Senior Notes and shares of Common Stock owned and/or held by and/or for the account and/or benefit of Petrus.

Steven Blasnik is the President of each of Capital Management and Hill Air. Steven Blasnik may be deemed to beneficially own Senior Notes and shares of Common Stock owned and/or held by and/or for the account and/or benefit of each of Capital Management and Hill Air.
     (b) Number of shares as to which each person named in response to paragraph (a) of this Item 5 has:
(i)	Sole power to vote or to direct the vote:

See disclosure provided in response to Item 7 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See disclosure provided in response to Item 8 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See disclosure provided in response to Item 9 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See disclosure provided in response to Item 10 on the attached cover page(s).
     (c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person(s) named in response to paragraph (a) of this Item 5 are described below.

Transaction	Effecting	Shares	Shares	Price Per	Description of
Date	Person(s)	Acquired	Disposed	Share ($)	Transaction
May 14, 2007	Global Hub	0	14,216	16.58	Open market sale
May 14, 2007	Petrus	0	6,000	16.58	Open market sale
May 21, 2007	Petrus	0	3,200	16.41	Open market sale
May 31, 2007	Petrus	0	3,900	16.54	Open market sale
June 1, 2007	Global Hub	0	1,400	16.47	Open market sale
June 4, 2007	Petrus	0	1,300	16.43	Open market sale
June 5, 2007	Global Hub	0	46,745	16.31	Open market sale
June 5, 2007	Petrus	0	15,000	16.31	Open market sale
June 6, 2007	Global Hub	0	15,675	16.19	Open market sale
June 6, 2007	Petrus	0	6,000	16.19	Open market sale
June 11, 2007	Petrus	0	1,164	16.18	Open market sale
June 12, 2007	Global Hub	0	2,000	16.01	Open market sale
June 13, 2007	Global Hub	0	5,819	16.10	Open market sale
June 14, 2007	Global Hub	0	29,082	16.19	Open market sale
June 18, 2007	Petrus	0	3,076	16.18	Open market sale
     (d) Not applicable.
     (e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Unchanged

Item 7.	Material to be Filed as Exhibits.
     Unchanged

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2007	Parkcentral Global Hub Limited

	By:	Parkcentral Capital Management, L.P.
	Its:	Investment Adviser

	By:	/s/ David Radunsky

	Name:	David Radunsky
	Title:	Chief Operating Officer

Parkcentral Capital Management, L.P.

	By:	/s/ David Radunsky

	Name:	David Radunsky
	Title:	Chief Operating Officer

Petrus Securities, L.P.

	By:	/s/ David Radunsky

	Name:	David Radunsky
	Title:	Chief Operating Officer

Hill Air Company I, LLC

	By:	/s/ David Radunsky

	Name:	David Radunsky
	Title:	Chief Operating Officer

Steven Blasnik

	By:	/s/ Steven Blasnik

	Name:	Steven Blasnik